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                           August 4, 2020

       Sean George
       President and Chief Executive Officer
       Invitae Corp
       1400 16th Street
       San Francisco, CA 94103

                                                        Re: Invitae Corp
                                                            Registration
Statement on Form S-4
                                                            Filed July 28, 2020
                                                            File No. 333-240137

       Dear Dr. George:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at (202) 551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Gabriella Lombardi